UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ARRIS ENTERPRISES, INC.

(Name of Subject Company (Issuer))

ARRIS ENTERPRISES, INC. (Issuer)

ARRIS GROUP, INC. (Affiliate of Issuer)

(Name of Filing Persons)

2.00% Convertible Senior Notes due 2026

(Title of Class of Securities)

04269Q AC 4

(CUSIP Number of Class of Securities)

Lawrence A. Margolis ARRIS Enterprises, Inc. c/o ARRIS Group, Inc. 3871 Lakefield Drive Suwanee, Georgia 30024 (678) 473-2000	Copy to: W. Brinkley Dickerson, Jr. Paul Davis Fancher Troutman Sanders LLP 600 Peachtree Street N.E., Suite 5200 Atlanta, Georgia 30308-2216 (404) 885-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$231,971,000	$29,878

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 2.00% Convertible Senior Notes due 2026 (the “Notes”), pursuant to the indenture governing the Notes.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,878	Filing Party: ARRIS Enterprises, Inc. and ARRIS Group, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTION

This Amendment No. 1 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), a Delaware corporation (the “Company,” “we,” “us” and “our”) with the Securities and Exchange Commission on October 17, 2013 (as amended or supplemented, the “Schedule TO”), with respect to the right of each holder of the Company’s 2.00% Convertible Senior Notes due 2026 (the “Notes”) to require the Company to repurchase for cash on November 15, 2013 any and all of the Notes properly tendered and not properly withdrawn at a price of $1,000 per $1,000 in aggregate principal amount tendered (the “Repurchase Right”), pursuant to the terms and conditions of (i) the Indenture, dated as of November 13, 2006, between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of April 16, 2013, among the Company, ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.), a Delaware corporation, and the Trustee, (ii) the Notes and (iii) the Company Notice to Holders of the 2.00% Convertible Senior Notes due 2026, dated October 17, 2013 (as it may be amended and supplemented from time to time, the “Company Notice”), a copy of which has been previously filed.

This Amendment is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment. All other terms and conditions set forth in the Schedule TO and the Company Notice shall remain unchanged and in full force and effect. This Amendment should be read in conjunction with the Schedule TO and the Company Notice. All capitalized terms used but not specifically defined in this Amendment have the meanings given to such terms in the Company Notice.

Items 1, 4 and 11, Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4 and 11 of the Schedule TO and the pertinent sections of the Company Notice referred to in such Items are hereby amended and supplemented by the following information:

The Repurchase Right expired at 11:59 p.m., New York City time, on November 14, 2013, which we refer to as the Expiration Date. The Company has been advised by the Trustee and Paying Agent that, pursuant to the terms of the Repurchase Right, Notes with an aggregate principal amount of $30,000 were validly tendered and not validly withdrawn prior to the Expiration Date. All validly tendered Notes have been accepted for purchase in accordance with the terms of the Repurchase Right. The aggregate consideration for the accepted Notes of $30,000 will be delivered promptly by DTC to the tendering holders.

Item 12. Exhibits.

(a)(1)	Company Notice to Holders of 2.00% Convertible Senior Notes due 2026, dated October 17, 2013 (incorporated by reference from Exhibit (a)(1) of the Schedule TO filed by ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) on October 17, 2013).

(a)(5)(A)	Press Release, dated October 17, 2013 (incorporated by reference from Exhibit (a)(5)(A) of the Schedule TO filed by ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) on October 17, 2013).

(a)(5)(B)*	Press Release, dated November 18, 2013.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 13, 2006, between ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.5 to the Form 8-K filed by ARRIS Enterprises, Inc. on November 16, 2006).

(d)(2)	First Supplemental Indenture, dated as of April 16, 2013, among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.2 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(3)	Global Note No. 3, dated April 16, 2013 (incorporated by reference from Exhibit 4.3 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(4)	Guaranty, dated April 16, 2013, by ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and, for certain limited purposes, ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) (incorporated by reference from Exhibit 4.4 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(5)	Agreement and Plan of Merger, dated April 15, 2013, by and among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and ARRIS Enterprises II, Inc. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013	ARRIS ENTERPRISES, INC.

	By:	/s/ David B. Potts
	Name:	David B. Potts
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

(a)(1)	Company Notice to Holders of 2.00% Convertible Senior Notes due 2026, dated October 17, 2013 (incorporated by reference from Exhibit (a)(1) of the Schedule TO filed by ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) on October 17, 2013).

(a)(5)(A)	Press Release, dated October 17, 2013 (incorporated by reference from Exhibit (a)(5)(A) of the Schedule TO filed by ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) on October 17, 2013).

(a)(5)(B)*	Press Release, dated November 18, 2013.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 13, 2006, between ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.5 to the Form 8-K filed by ARRIS Enterprises, Inc. on November 16, 2006).

(d)(2)	First Supplemental Indenture, dated as of April 16, 2013, among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.2 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(3)	Global Note No. 3, dated April 16, 2013 (incorporated by reference from Exhibit 4.3 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(4)	Guaranty, dated April 16, 2013, by ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and, for certain limited purposes, ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) (incorporated by reference from Exhibit 4.4 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(5)	Agreement and Plan of Merger, dated April 15, 2013, by and among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and ARRIS Enterprises II, Inc. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.